UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

R.G. Barry Corporation

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

068798107

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 068798107	Page 2 of 13 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 641,286
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 641,286
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 068798107	Page 3 of 13 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 641,286
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 641,286
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 068798107	Page 4 of 13 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 068798107	Page 5 of 13 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 068798107	Page 6 of 13 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 641,286
	8.	Shared Voting Power
	9.	Sole Dispositive Power 641,286
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 068798107	Page 7 of 13 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 641,286
	8.	Shared Voting Power
	9.	Sole Dispositive Power 641,286
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 641,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 068798107	Page 8 of 13 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, par value $1 per share (the “Common Stock”), of R.G. Barry Corporation, an Ohio corporation (the “Issuer”), filed by the undersigned on February 18, 2011 (the “Schedule 13D”), amends and restates the Schedule 13D in its entirety, as further set forth below, for purposes of, among other things, (i) disclosing that each of Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), and Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), ceased to be the beneficial owner of any shares of Common Stock as of August 27, 2012 (the “Transfer Date”), and (ii) satisfying the initial reporting requirement under Section 13(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), and Mill Road Capital II GP LLC, a Delaware limited liability company (“GP II”), each of which became a beneficial owner of more than 5% of the Common Stock on the Transfer Date.

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the Common Stock. The address of the Issuer’s principal executive offices is 13405 Yarmouth Road N.W., Pickerington, OH 43147.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Fund I, GP I, Fund II and GP II. Each of GP II, Fund II and Messrs. Lynch and Scharfman is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of each of GP I and GP II and, in these capacities, are referred to in this Schedule 13D as the “Managers.” GP I is the sole general partner of Fund I, and GP II is the sole general partner of Fund II. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons, GP I and Fund I have entered into a Joint Filing Agreement dated August 29, 2012, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

(b) The business address of each of the Managers, and the address of the principal business and the principal office of GP I, Fund I, GP II and Fund II, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

(c) The principal business of GP I is acting as the sole general partner of Fund I, and the principal business of GP II is acting as the sole general partner of Fund II. The principal business of each of Fund I and Fund II is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of GP I, GP II and Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to GP I, Fund I, GP II and Fund II and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.

CUSIP No. 068798107	Page 9 of 13 Pages

(d) None of the Managers, GP I, Fund I, GP II and Fund II has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, GP I, Fund I, GP II, Fund II was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Fund II acquired beneficial ownership of an aggregate of 641,286 shares of Common Stock for $9,035,719.74 from Fund I using working capital from Fund II. As described in Item 5 below, each of GP II and Messrs. Lynch and Scharfman has beneficial ownership of these shares of Common Stock by having sole or shared dispositive and investment power over them.

Item 4.	Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

CUSIP No. 068798107	Page 10 of 13 Pages

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on the respective cover pages to the Schedule 13D of each Reporting Person, GP I and Fund I, are based on a total of 11,182,353 shares of the Common Stock issued and outstanding as of May 9, 2012, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2012. All of the share numbers reported below, and on these cover pages, are as of August 29, 2012, unless otherwise indicated. Each of these cover pages is incorporated by reference in its entirety into this Item 5(a, b).

Fund II directly holds, and thus has sole voting and dispositive power over, 641,286 shares of Common Stock. GP II, as sole general partner of Fund II, also has sole voting and dispositive power over these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of Fund II. Accordingly, each of the Reporting Persons beneficially owns 641,286 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 641,286 shares of Common Stock, or approximately 5.7% of the outstanding shares of Common Stock. Neither Fund I nor GP I has beneficial ownership of any shares of Common Stock.

(c) On the Transfer Date, Fund II acquired 641,286 shares of Common Stock from Fund I for a cash price per share (which does not include any brokerage commissions or other transaction costs) of $14.09. None of the Reporting Persons, GP I and Fund I (other than Fund II and Fund I as described in the foregoing sentence) effected any transaction in shares of the Common Stock from June 30, 2012 (the date 60 days prior to the filing of this Amendment No. 1) to August 29, 2012.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

CUSIP No. 068798107	Page 11 of 13 Pages

(e) On the Transfer Date, each of Fund I and GP I ceased to be the beneficial owner of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement by and among Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., Mill Road Capital II GP LLC and Mill Road Capital II, L.P. dated as of August 29, 2012.

Exhibit 2 Confirming Statement of Thomas E. Lynch dated August 29, 2012.

Exhibit 3 Confirming Statement of Scott P. Scharfman dated August 29, 2012.

[signature pages follow]

CUSIP No. 068798107	Page 12 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 29, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

MILL ROAD CAPITAL II, L.P.
By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

CUSIP No. 068798107	Page 13 of 13 Pages

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director and Chairman

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman